Exhibit 99.1

Nebius Group N.V. announces fourth quarter and

full-year 2024 financial results

Amsterdam, February 20, 2025 – Nebius Group N.V. (“Nebius Group”, the “Group” or the “Company”; NASDAQ: NBIS),(1) a leading AI infrastructure company, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

•	In Q4 2024, the Group’s revenue of $37.9 million increased 466% year over year, driven primarily by the core AI infrastructure business, which grew 602% year over year. Adjusted EBITDA loss in Q4 2024 was $75.5 million and net loss from continuing operations was $136.6 million.

•	For the full year 2024, the Group’s revenue of $117.5 million increased 462% year-over-year. Cash and cash equivalents as of December 31, 2024, stood at $2,449.6 million on a consolidated basis. Full year 2024 adjusted EBITDA loss was $266.4 million and net loss from continuing operations was $396.9 million.

Arkady Volozh, founder and CEO of Nebius Group, said:

“The fourth quarter was extremely eventful for Nebius. Our shares resumed trading on Nasdaq in October, and we went on to raise $700 million in December in an over-subscribed capital raise from top-tier partners including Nvidia, Accel and Orbis.

“We made rapid progress in expanding our AI infrastructure footprint, announcing our first new GPU cluster deployment in the U.S. and adding capacity in Europe. On the software side, we launched our new AI-native cloud platform, built from the ground up, and our inference platform, AI Studio.

“In Q4 we also focused on building out our sales function, and we are now seeing the results. More clients are coming onto the platform, and our more diversified customer base is already contributing to strong growth in annualized run-rate revenue (ARR)(2). Based on contracts already in place, March ARR will be at least $220 million, and we have additional potential deals in the pipeline.

“Given this momentum, as well as the anticipated impact of additional data center capacity and Blackwell GPUs coming on-stream later this year, I am pleased to confirm that our projected December 2025 ARR of $750 million to $1 billion is well within reach.”

Q4 and full year 2024 financial and operational highlights

Nebius Group

•	Nebius Group raised $700 million in an over-subscribed funding round announced in early December. Total cash and cash equivalents as of December 31, 2024, stood at $2,449.6 million on a consolidated basis.

•	Capital expenditures totaled $417.6 million and $808.1 million for the three and twelve months ended December 31, 2024, respectively.

•	Cash outflow from operations amounted to $80.4 million and $319.6 million for three and twelve months ended December 31, 2024, respectively.

(1) Results include consolidated financial results of: Nebius, the core AI infrastructure business; Toloka, an AI development platform; TripleTen, an edtech service; and Avride, an autonomous vehicle platform.

(2) ARR is defined as annualized run-rate revenue by the end of the period (revenue for last month of the period multiplied by twelve).

Consolidated results (1), (2)

In USD $ millions	Three months ended December 31			Twelve months ended December 31
	2023	2024	Change	2023	2024	Change
Revenues	6.7	37.9	466%	20.9	117.5	462%
Adjusted EBITDA / (loss)	(81.3)	(75.5)	-7%	(282.8)	(266.4)	-6%
Net loss from continuing operations	(88.3)	(136.6)	55%	(336.6)	(396.9)	18%
Adjusted net loss	(85.3)	(87.5)	3%	(320.9)	(282.9)	-12%

(1)  The following measures presented in this release are “non-GAAP financial measures”: Adjusted EBITDA / (loss) and Adjusted net loss. Please see the section “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

(2)  Following the completion of the divestment of the Russia-based businesses, the Group changed the reporting currency from the Russian Ruble to the United States Dollar, which better reflects the geography of operations and key focus markets of the remaining businesses. Financial statements for the prior periods have been restated as if the change had occurred on January 1, 2022.

Nebius

•	In Q4 2024, Nebius, the Group’s core AI infrastructure business, contributed over half of the Group's total revenue.

•	December 2024 ARR for Nebius was $90 million, below previous guidance. This was primarily due to longer lead times for customer acquisition, while the Company was in the process of building out its sales and marketing teams and also migrating customers over to its new AI-cloud platform. Based on contracts already in place, March ARR will be at least $220 million, and the Company has additional potential deals in the pipeline.

•	In Q4, Nebius expanded its client count, focusing on AI-native companies such as AI model developers, tool developers and inference providers, including several prominent names in the industry.

•	At the infrastructure layer, Nebius continued scaling capacity with key expansions:

o	In November 2024, Nebius announced the launch of its first U.S. NVIDIA GPU cluster in Kansas City (5MW initial phase), set to go live at the end of Q1 2025. It will initially house thousands of NVIDIA Hopper GPUs. The facility is expandable to 40MW.

o	In November 2024, Nebius put into operation a GPU cluster in Paris, France, featuring NVIDIA H200 Tensor Core GPUs.

o	By the end of Q4, the total deployed base of NVIDIA Hopper GPUs, including H200 Tensor Core, nearly doubled quarter-over-quarter.

o	In December 2024, Nebius announced its intention to deploy over 22,000 NVIDIA Blackwell GPUs in data centers in the U.S. and Finland in 2025.

•	At the software layer, Nebius:

o	Launched a new cloud platform tailored for AI workloads, which is built on the NVIDIA accelerated computing platform. The Nebius AI Cloud platform features flexible, on-demand compute, high-performance storage and managed services for AI-specific tasks. By the end of the year, all customers were successfully migrated to the new platform.

o	Expanded the Nebius AI Studio offering by adding vision model support and new LLMs (including DeepSeek R1 in January 2025). Compared to the end of Q3 when the service had just launched, registrations on the platform grew significantly in Q4.

o	Released Tracto.ai, a serverless platform for compute-intensive workloads.

Toloka

•	In 2024, Toloka focused on pivoting its business model to providing high-quality training data for Generative AI.

•	Revenue for the full year ending December 31, 2024 grew 140% YoY.

•	In Q4 2024, Toloka grew and diversified its client base, adding several of the world’s largest foundational model producers to its client portfolio.

•	In Q4 2024, Toloka completed its transition to a new technology platform (in December 2024) and focused on supporting the latest data-for-GenAI offerings, such as red teaming for AI Agents, evaluation of reasoning models, and scalable training by coding and math experts.

•	During the quarter, Toloka strengthened its pool of highly skilled experts, which includes domain experts, expert annotators and writers, with a focus on cost-effective onboarding. The share of domain experts in the total pool increased 50% QoQ in Q4 2024.

TripleTen

•	TripleTen’s revenue growth in Q4 2024 was driven by a 100% increase YoY in the number of students enrolled in its bootcamp across key markets in the U.S. and Latin America. It was also boosted by the launch of new programs, including the Cybersecurity Bootcamp and UX/UI Designer program, both introduced earlier in 2024.

•	In the fourth quarter, TripleTen added 4,000 new students. In the twelve months ending December 31, 2024, over 14,000 new students enrolled in TripleTen's reskilling programs, a 149% increase from 2023.

•	Throughout 2024, TripleTen focused on enhancing its product portfolio and study outcomes. This included developing new B2C study tracks, integrating AI-powered tools to boost study experience and productivity, and expanding its reach to new audiences who could benefit from TripleTen’s offerings.

•	In Q4, TripleTen partnered with Ascent, a leading funding provider in the U.S., to offer bootcamp financing, making reskilling accessible to more students. TripleTen’s tuition remains one of the most affordable in the market among comparable courses.

Avride

•	In Q4, Avride finalized its partnership with Grubhub to deploy robot delivery on U.S. college campuses. The deployment began at Ohio State University, one of the biggest U.S. university campuses looking to enhance performance and reliability of deliveries, with close to 100 robots operating as of January 2025.

•	In Q4, Avride piloted services under existing strategic partnerships with Uber, launching Uber Eats delivery with Avride’s new generation of robots in downtown Austin and Dallas.

•	In December 2024, Avride’s delivery robots received certification in Japan, positioning the company to explore opportunities in this dynamic autonomous market. As of Q4, Avride also has a footprint in South Korea, where it became the first company to receive nationwide permission to test autonomous cars on public roads.

•	During the quarter, Avride continued testing the new generation of its autonomous vehicles on public roads, maintaining an excellent safety record with zero serious incidents per total mileage driven.

Webcast information

Nebius Group’s management will hold an earnings webcast on February 20, 2025 at 8:00 AM (EDT) / 5:00 AM (PDT) / 2:00 PM (CET).

To access the webcast, please follow the link:

https://goldmansachs.zoom.us/webinar/register/WN_2bInT9H2Q4KOyvjSewG_cw

Corporate and subsequent events

•	On October 21, 2024, trading in the Company’s Class A ordinary shares resumed on Nasdaq.

•	In October 2024, prior to the resumption of trading, the Company resumed making grants under its recently amended Equity Incentive Plan, initially approved at the Company’s Annual General Meeting of shareholders in August 2024, after a period of 2.5 years in which no grants had been made, and approved restricted share unit awards in respect of an aggregate of 8.9 million Class A shares. Of these October 2024 grants, approximately 700,000 shares vested and became tradeable in January 2025, approximately 1 million shares will become tradable in October 2025, and the remaining 7.2 million shares will vest over a four-year period following grant, generally quarterly. Going forward, the Company expects that the aggregate number of annual awards and new hire grants to be materially lower. The total pool authorized under the Equity Incentive Plan is 30 million Class A shares, and the plan has a ten-year duration.

•	In December 2024, the Company announced a $700 million private placement financing from a select group of institutional and accredited investors. The financing is intended to support additional AI infrastructure capacity deployments in the U.S. and other key markets. Nebius issued 33,333,334 Class A shares at a price per share of $21.00, representing an approximately 3% premium to the volume-weighted average price of the Class A shares since the resumption of trading on Nasdaq. The Company agreed to file a resale registration statement with the SEC following the filing of its 2024 Annual Report on Form 20-F for purposes of registering the resale of these Class A shares.

•	In connection with the private placement described above, the Board of Directors of the Company granted observer rights to Matt Weigand, a Partner at Accel, and intends to nominate Mr. Weigand for election as a director at the 2025 Annual General Meeting of Shareholders.

•	In December 2024 the Board of Directors concluded that a repurchase by the Company of its Class A shares, authorized by shareholders at the Annual General Meeting in August 2024 was no longer warranted. Instead, capital investment into the core AI infrastructure business was determined as the best way to maximize value for the Company’s shareholders. This conclusion was reached after having considered the strong trading dynamics and liquidity profile in the Company’s shares since the resumption of trading on Nasdaq on October 21, 2024.

Loss from operations

In USD $ millions	Three months ended December 31			Twelve months ended December 31
	2023	2024	Change	2023	2024	Change
Loss from operations	(93.5)	(151.2)	62%	(323.5)	(443.5)	37%

Loss from operations amounted to $151.2 million in Q4 2024 compared to $93.5 million in Q4 2023. This reflected continuing investments to support the planned growth of our businesses.

Other income/(loss), net for Q4 2024 amounted to a loss of $8.4 million compared to income of $1.0 million in Q4 2023. Other income/(loss), net includes foreign exchange loss of $9.4 million in Q4 2024 and a foreign exchange gain of $0.9 million in Q4 2023.

Net loss from continuing operations was $136.6 million in Q4 2024, compared with net loss of $88.3 million in Q4 2023. The increased losses is primarily due to an increase in operating expenses as a result of expansion of our businesses, as well as increased share-based compensation expense of $40.9 million in Q4 2024 compared to $7.7 million in Q4 2023. The increase in operating expenses was partly offset by interest income of $21.9 million in Q4 2024 compared to $0.6 million in Q4 2023.

A significant portion of the consideration for the divested businesses was received in the form of the Company’s Class A Shares. The acquisition of such shares by the Company is treated as a repurchase by the Company of its own shares for Dutch tax purposes, which would be subject to withholding tax at a rate of 15%, unless the shares so acquired qualify as "temporary investments". Based on the Company’s use of a portion of these shares in 2024 for financing purposes and the Company’s equity incentive program, in Q4 2024 the Company has accrued a contingent tax liability in respect of approximately 117 million Class A shares in the amount of $180.9 million.

Outstanding Shares; Convertible Note Settlement; Equity Awards

The total number of shares issued and outstanding as of December 31, 2024 was 235,753,600, including 200,054,926 Class A shares and 35,698,674 Class B shares, and excluding 126,287,344 Class A shares held in treasury. The total number of Class A shares received as a part of consideration for the divestment was 162,485,725 Class A shares, which are held in treasury pending use under the Company’s equity incentive plans and for financing purposes.

In connection with the settlement of the Company’s $1.25 billion convertible notes in 2022, the Company agreed to transfer an aggregate of approximately 5.7 million Class A shares to former noteholders. Of this total, approximately 2.5 million shares were delivered in 2022; and approximately 3.1 million further shares have been delivered in 2024. The Company has obligations to deliver up to approximately 100,000 additional Class A shares to remaining former noteholders.

As of December 31, 2024, there were also outstanding employee share options to purchase up to an additional 0.8 million shares, at a weighted average exercise price of $40.00 per share, all of which were fully vested; equity-settled share appreciation rights (SARs) for 0.1 million shares, at a weighted average measurement price of $32.85, all of which were fully vested; restricted share units (RSUs) covering approximately 9.9 million shares, of which RSUs to acquire 0.8 million shares were fully vested. In addition, the Company has outstanding awards in respect of the Avride business for 1.2 million shares (representing 3.6% of fully diluted shares in Avride), 1.1 million of which were fully vested.

About Nebius Group

Nebius Group is a technology company building full-stack infrastructure to service the high-growth global AI industry, including large-scale GPU clusters, cloud platforms, and tools and services for developers. Headquartered in Amsterdam and listed on Nasdaq, the Company has a global footprint with R&D hubs across Europe, North America and Israel.

Nebius Group’s core business is an AI-centric cloud platform built for intensive AI workloads. With proprietary cloud software architecture and hardware designed in-house (including servers, racks and data center design), Nebius Group gives AI builders the compute, storage, managed services and tools they need to build, tune and run their models.

The group also operates three additional businesses under their own distinctive brands:

•	Toloka – a data partner for all stages of AI development from training to evaluation;

•	TripleTen – a leading edtech player in the U.S. and certain other markets, re-skilling people for careers in tech;

•	Avride – one of the most experienced teams developing autonomous driving technology for self-driving cars and delivery robots.

More information about Nebius Group can be found at https://group.nebius.com.

FORWARD-LOOKING STATEMENTS

This press release contain forward-looking statements that involve risks and uncertainties. All statements contained or implied other than statements of historical facts, including, without limitation, statements regarding our review of strategic options to accelerate growth, business plans, market opportunities, capital expenditure requirements, financing requirements and projected financial performance, are forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, our ability to successfully operate and develop a fundamentally different, early-stage group following the divestment of a significant portion of our historical operations; to implement our business plans; to continue to successfully capture customers; to continue to successfully obtain required supplies of hardware on acceptable terms; and to obtain any further debt or equity financing that may be necessary to achieve our objectives. Many of these risks and uncertainties depend on the actions of third parties and are largely outside of our control. Notwithstanding the completion of the full divestment of our Russian businesses, we also continue to be subject to many of the risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023 and “Risk Factors” in a shareholder circular filed as Exhibit 99.1 to a Report on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”) on February 8, 2024, which are available on our investor relations website at https://group.nebius.com and on the SEC website at www.sec.gov. All information in this release is as of February 20, 2025, and the Company undertakes no duty to update this information unless required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: Adjusted EBITDA/(loss) and Adjusted net income/(loss). The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•	Adjusted EBITDA/(loss) means U.S. GAAP net income/(loss) from continuing operations plus (1) depreciation and amortization, (2) certain SBC expense, (3) interest expense, (4) income tax expense/(benefit), (5) one-off restructuring and other expenses, less (1) interest income, (2) other income/(loss), net, and (3) income/(loss) from equity method investments.

•	Adjusted net income/(loss) means U.S. GAAP net income/(loss) from continuing operations plus (1) certain SBC expense, (2) one-off restructuring and other expenses, less (1) foreign exchange gains. Tax effects related to the listed adjustments are excluded from adjusted net income.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly certain share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

Net income/(loss) from discontinued operations

Net income/(loss) from discontinued operations represent the results of the divested business, net of tax, net income from discontinued operations attributable to noncontrolling interests, income/(loss) from revaluation of investment in equity securities held for sale and the result of divestment.

Following the first closing of the divestment, the Company held a remaining interest of approximately 28% in businesses to be divested. This investment was subject to revaluation due to RUB / USD exchange rate fluctuations. Result of revaluation of investment in these businesses in 2024 was presented within Net income/(loss) from discontinued operations.

Result of the divestment is calculated as fair value of consideration received plus fair value of the remaining interest in the divested businesses and accumulated other comprehensive loss related to the sold perimeter less net assets of the disposed business as of first closing of the divestment. We present Adjusted net loss excluding any effects of our discontinued operations.

Certain SBC expense

SBC (Stock-Based Compensation) is a significant expense item and an important part of our compensation and incentive programs. As it is highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance. However, because we settled some RSU equity awards of our employees granted before 2022 in cash during 2023 and 2024, we no longer eliminate the relevant SBC expense corresponding to the cash payment from Adjusted EBITDA/(loss) and Adjusted net income / (loss).

Foreign exchange gains/(losses)

Because we hold certain assets and liabilities in currencies that differ from the United States Dollar, the Company’s current reporting currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present Adjusted EBITDA/(loss), adjusted net income/(loss) and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

One-off restructuring and other expenses

We believe that it is useful to present Adjusted net income/(loss), Adjusted EBITDA/(loss) and related margin measures excluding impacts not related to our operating activities. Adjusted net income/(loss) and Adjusted EBITDA/(loss) exclude certain expenses related to the divestment and other similar one-off expenses.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

Nebius Group N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of U.S. dollars)

	As of
	December 31,	December 31,
	2023*	2024
ASSETS
Cash and cash equivalents	116.1	2,449.6
Accounts receivable	4.1	13.1
Investments in debt securities	5.1	-
Prepaid expenses	18.8	23.2
Interest receivable	-	21.6
VAT reclaimable	5.4	8.1
Other current assets	16.9	18.0
Current assets from discontinued operations	3,289.5	-
Total current assets	3,455.9	2,533.6
Property and equipment	132.4	849.3
Intangible assets	4.6	5.5
Operating lease right-of-use assets	18.7	45.0
Equity method investments	6.4	6.4
Investments in non-marketable equity securities	90.7	90.7
Deferred tax assets	5.2	7.8
Other non-current assets	11.6	13.5
Non-current assets from discontinued operations	5,035.9	-
Total non-current assets	5,305.5	1,018.2
TOTAL ASSETS	8,761.4	3,551.8
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	57.2	234.3
Debt, current portion	6.8	6.1
Income and non-income taxes payable	8.1	5.9
Deferred revenue	6.9	16.5
Current liabilities from discontinued operations	3,791.0	-
Total current liabilities	3,870.0	262.8
Operating lease liabilities	9.7	31.5
Other accrued liabilities	0.2	0.6
Non-current liabilities from discontinued operations	1,580.9	-
Total non-current liabilities	1,590.8	32.1
Total liabilities	5,460.8	294.9
Commitments and contingencies
Shareholders’ equity:
Ordinary shares	9.2	9.2
Treasury shares at cost	(19.6)	(1,968.1)
Additional paid-in capital	1,812.2	2,016.7
Accumulated other comprehensive loss	(2,367.4)	(22.1)
Retained earnings	3,866.0	3,221.2
Total equity attributable to Nebius Group N.V.	3,300.4	3,256.9
Noncontrolling interests	0.2	-
Total shareholders’ equity	3,300.6	3,256.9
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,761.4	3,551.8

*  Derived from audited consolidated financial statements and adjusted for the presentation of discontinued operations, change in reporting currency and other revision adjustments

Nebius Group N.V.

Unaudited Condensed Consolidated Statements of Operations

(in millions of U.S. dollars)

	Three months ended December 31		Twelve months ended December 31
	2023*	2024	2023*	2024
Revenues	6.7	37.9	20.9	117.5
Operating costs and expenses:
Cost of revenues(1)	9.8	27.5	31.9	73.4
Product development(1)	27.4	35.4	111.6	129.7
Sales, general and administrative(1)	54.7	90.0	173.1	277.8
Depreciation and amortization	8.3	36.2	27.8	80.1
Total operating costs and expenses	100.2	189.1	344.4	561.0
Loss from operations	(93.5)	(151.2)	(323.5)	(443.5)
Interest income	0.6	21.9	3.3	63.6
Income/(loss) from equity method investments	1.1	-	(10.9)	0.4
Other income/(loss), net	1.0	(8.4)	(4.4)	(17.3)
Net loss before income taxes	(90.8)	(137.7)	(335.5)	(396.8)
Income tax expense/(benefit)	(2.5)	(1.1)	1.1	(0.1)
Net loss from continuing operations	(88.3)	(136.6)	(336.6)	(396.9)
Discontinued operations:
Net income from discontinued operations, net of tax(2)	15.4	-	607.4	465.2
Net income from discontinued operations attributable to noncontrolling interests	-	-	(24.6)	-
Income from revaluation of investment in equity securities held for sale	-	-	-	59.0
Loss from disposal(3)	-	-	-	(772.1)
Net income / (loss) from discontinued operations attributable to Nebius Group N.V.	15.4	-	582.8	(247.9)
Net income / (loss) attributable to Nebius Group N.V.	(72.9)	(136.6)	246.2	(644.8)

* Derived from audited consolidated financial statements and adjusted for the presentation of discontinued operations, change in reporting currency and other revision adjustments

(1)            These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation.

(2)            Net income from discontinued operations represents the results of the divested businesses, net of tax and third party exit or disposal costs. For 2024 such results are presented only till the date of the first closing of the divestment when the Company sold its controlling stake in the businesses to be divested and deconsolidated the disposed businesses.

(3)            Loss from disposal represents both the impairment of the held-for-sale component in Q1 2024 and the result of the deconsolidation as of the date of the first closing of the divestment. Such effects include the reclassification of the accumulated other comprehensive loss from equity to earnings which resulted from the change in reporting currency and attributable to the divested businesses.

Nebius Group N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Adjusted EBITDA / (loss) to U.S. GAAP Net Income / (loss)

In USD $ millions	Three months ended December 31			Twelve months ended December 31
	2023	2024	Change	2023	2024	Change
Net income / (loss)	(72.9)	(136.6)	87%	246.2	(644.8)	-362%
Less: net (income) / loss from discontinued operations	(15.4)	-	-100%	(582.8)	247.9	-143%
Net loss from continuing operations	(88.3)	(136.6)	55%	(336.6)	(396.9)	18%
Add: depreciation and amortization	8.3	36.2	336%	27.8	80.1	188%
Add: certain SBC expense	3.9	37.8	n/m	12.9	44.9	248%
Add: one-off restructuring and other expenses	-	1.7	n/m	-	52.1	n/m
Less: interest income	(0.6)	(21.9)	n/m	(3.3)	(63.6)	n/m
Less: (income) / loss from equity method investments	(1.1)	-	-100%	10.9	(0.4)	-104%
Less: other (income) / loss, net	(1.0)	8.4	n/m	4.4	17.3	n/m
Add: income tax expense/(benefit)	(2.5)	(1.1)	-56%	1.1	0.1	-91%
Adjusted EBITDA/(loss)	(81.3)	(75.5)	-7%	(282.8)	(266.4)	-6%

Reconciliation of Adjusted Net Income / (loss) to U.S. GAAP Net Income / (loss)

In USD $ millions	Three months ended December 31			Twelve months ended December 31
	2023	2024	Change	2023	2024	Change
Net income / (loss)	(72.9)	(136.6)	87%	246.2	(644.8)	-362%
Less: Net (income) / loss from discontinued operations	(15.4)	-	-100%	(582.8)	247.9	-143%
Net loss from continuing operations	(88.3)	(136.6)	55%	(336.6)	(396.9)	18%
Add: certain SBC expense	3.9	37.8	n/m	12.9	44.9	248%
Less: foreign exchange (gains) / losses	(0.9)	9.4	n/m	2.8	17.5	n/m
Add: one-off restructuring and other expenses	-	1.7	n/m	-	52.1	n/m
Tax effect of adjustments	-	0.2	n/m	-	(0.5)	n/m
Adjusted net loss	(85.3)	(87.5)	3%	(320.9)	(282.9)	-12%

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